                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from     to

     Commission file number 333-37959

A.   Full title of the plan:

                      RCN SAVINGS & STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              RCN CORPORATION
                             105 Carnegie Center
                         Princeton, New Jersey 08540

RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN

Index to the Financial Statements
and Supplemental Schedules


                                                                           Pages

Report of Independent Accountants                                            1

Financial Statements:
        Statement of Net Assets Available for Benefits, with
            Fund Information at December 31, 1998                            2

        Statement of Net Assets Available for Benefits, with
            Fund Information at December 31, 1997                            3

        Statement of Changes in Net Assets Available for Benefits,
            with Fund Information for the year ended December 31,
            1998                                                             4

        Statement of Changes in Net Assets Available for Benefits,
            with Fund Information for the period ended December 31,
            1997                                                             5


        Notes to Financial Statements                                       6-11

Supplemental Schedules:
        Item 27(a)* - Schedule of Assets Held for Investment Purposes
            at December 31, 1998                                             12

        Item 27(d)* - Schedule of Reportable Transactions for the year
        ended December 31, 1998                                              13

        Item 27(a)* - Schedule of Assets Held for Investment Purposes
            at December 31, 1997                                             14

        Item 27(d)* - Schedule of Reportable Transactions for the period
            ended December 31, 1997                                          15


              * Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 1998, which items are incorporated herein by reference

Signatures

Exhibits:

        23 Consent of Independandent Accountants

Report of Independent Accountants

To the Participants and Plan Administrator of the RCN Savings & Stock Ownership Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan (the "Plan") at December 31, 1998 and 1997 and the changes in net assets available for benefits for the periods then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


June 28, 1999

RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1998
(Thousands of Dollars)


                                                                                                      Non-Par
                                                         Participant Directed                         Directed
                        ----------------------------------------------------------------------------  --------
                        Basic                             Retire  Inter-    Alliance    RCN             RCN
                        Value   Capital   Bond  Growth    Preser  national   Quasar    Common   Loan   Common   Clearing
                        Fund     Fund     Fund   Fund      Fund     Fund      Fund      Stock   Fund    Stock     Fund      Total
                        ------  -------   ----  ------    ------  --------  --------   ------   ----  --------  --------   -------
Assets:
Investments, at fair
  value:
Shares of registered
  investment companies:
Merrill Lynch Basic
  Value Fund Class A    $2,813                                                                                              $2,813
Merrill Lynch Capital
  Fund Class A                  $1,975                                                                                       1,975
Merrill Lynch Bond
  Intermediate Term A                     $371                                                                                 371
Merrill Lynch Growth
  Fund for Investment
  and Retirement Class A                        $2,040                                                                       2,040
Merrill Lynch Retirement
  Preservation Trust                                      $1,641                                                             1,641
  Ivy International Fund                                              $485                                                     485
Alliance Quasar Fund
  Class A                                                                       $284                                           284
RCN common stock -
  422,017 shares                                                                       $4,177           $3,288               7,465
Participants notes
  receivable                                                                                    $633                           633
Clearing Fund                                                                                                         $33       33
                        ------  -------  -----  ------    ------  --------  --------   ------   ----  --------  ---------   ------

  Total investments      2,813   1,975     371   2,040     1,641       485       284    4,177    633     3,288         33   17,740
                        ------  ------   -----  ------    ------  --------  --------   ------   ----  --------  ---------  -------
Contributions receivable    47      32       6      34        27         8         5       69      -       104          -      332
                        ------  ------   -----  ------    ------  --------  --------   ------   ----  --------  ---------  -------
  Total assets           2,860   2,007     377   2,074     1,668       493       289    4,246    633     3,392         33   18,072
                        ------  ------   -----  ------    ------  --------  --------   ------   ----  --------  ---------  -------
Net assets available
  for benefits          $2,860  $2,007    $377  $2,074    $1,668      $493      $289   $4,246   $633    $3,392        $33  $18,072
                        ======  ======    ====  ======    ======  ========  ========   ======   ====  ========  =========  =======


The accompanying notes are an integral part of the financial statements.


RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997
(Thousands of Dollars)



                                                                                                     Non-Par
                                                         Participant Directed                       Directed
                        --------------------------------------------------------------------------  --------
                         Basic                             Retirement     Inter-      RCN              RCN
                         Value  Capital   Bond   Growth   Preservation   national   Common    Loan   Common   Clearing
                         Fund    Fund     Fund    Fund        Fund         Fund      Stock    Fund    Stock     Fund     Total
                        ------  -------   ----   ------   ------------   --------  --------  -----  --------  --------  -------
Assets:
Investments, at fair
  value:
Shares of registered
  investment companies:
Merrill Lynch Basic
  Value Fund Class A    $2,123                                                                                           $2,123
Merrill Lynch Capital
  Fund Class A                   $1,592                                                                                   1,592
Merrill Lynch Bond
  Intermediate Term A                     $269                                                                              269
Merrill Lynch Growth
  Fund for Investment
  and Retirement Class A                         $1,986                                                                   1,986
Merrill Lynch Retirement
  Preservation Trust                                            $1,547                                                    1,547
Ivy International Fund                                                       $222                                           222
RCN common stock -
  121,808 shares                                                                     $2,810           $1,362              4,172
Participants notes
  receivable                                                                                  $512                          512
Cash and cash
  equivalents                                                                                                     $195      195
                        ------  -------  -----   ------         ------      ----- ---------   ----  --------  --------   ------

  Total investments      2,123    1,592    269    1,986          1,547        222     2,810    512     1,362       195   12,618
                        ------  -------  -----   ------         ------      ----- ---------   ----  --------  --------  -------
Interfund rec/(pay)         21       20      5       38             13          9        22      -        67      (195)       -
                        ------  -------  -----   ------         ------      ----- ---------   ----  --------  --------  -------
  Total assets           2,144    1,612    274    2,024          1,560        231     2,832    512     1,429         -   12,618
                        ------  -------  -----   ------         ------      ----- ---------   ----  --------  --------  -------
Net assets available
  for benefits          $2,144   $1,612   $274   $2,024         $1,560       $231    $2,832   $512    $1,429       $ -  $12,618
                        ======  =======   ====   ======         ======      ===== =========   ====  ========  ========  =======


The accompanying notes are an integral part of the financial statements.


RCN SAVINGS & STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 31, 1998
(Thousands of Dollars)

                                                                                                       Non-Par-
                                                                                                       ticipant
                                                                  Participant Directed                 Directed
                              -----------------------------------------------------------------------  --------
                              Basic                           Retir   Inter-   Alliance    RCN            RCN
                              Value  Capital  Bond  Growth   Preser  National   Quasar    Common  Loan   Common   Clearing
                              Fund    Fund    Fund   Fund     Fund     Fund      Fund     Stock   Fund   Stock      Fund     Total
                              -----  -------  ----  ------  -------  --------  --------  -------  ----  --------  --------  ------

Additions to net assets
  attributed to:
   Investment income:
     Net apprec (deprec)
       in fair value of
       investments              $47     $(12)   $3   $(561)      $2       $10      $(33)    $525     -      $490         -    $471
     Interest/dividends         212      117    19      37       90         8        10        -   $42         -        $9     544
   Contributions:
     Participant's contrib-
     tions                      499      390   109     699      242       201       115      608     -         -         -   2,863
     Employer's contribution      -        -     -       -        -         -         -        -     -     1,292         -   1,292
       Rollovers                 49       44     7      98       16        38         7       74     -         -         -     333
                              -----  -------  ----  ------  -------  --------  --------  -------  ----  --------  --------  ------
     Total additions            807      539   138     273      350       257        99    1,207    42     1,782         9   5,503
                              -----  -------  ----  ------  -------  --------  --------  -------  ----  --------  --------  ------

Deductions from net assets
  attributed to:
  Benefits paid to
   participants                 (54)    (126)   (7)    (65)     (76)      (21)       (3)     (52)  (17)      (49)        -    (470)
  Administrative expenses        (1)      (1)    -      (1)       -         -         -        -     -         -         -      (3)
                              -----  -------  ----  ------  -------  --------  --------  -------  ----  --------  --------  ------
Total deductions                (55)    (127)   (7)    (66)     (76)      (21)       (3)     (52)  (17)      (49)        -    (473)
                              -----  -------  ----  ------  -------  --------  --------  -------  ----  --------  --------  ------
Net increase (decrease)
  prior to interfund
  transfers                     752      412   131     207      274       236        96    1,155    25     1,733         9   5,030

Interfund transfers            (130)     (33)  (48)   (279)    (137)      (23)        9      260   126       231        24       -
Affiliated plan transfers        94       16    20     122      (29)       49       184       (1)  (30)       (1)        -     424
                              -----  -------  ----  ------  -------  --------  --------  -------  ----  --------  --------  ------

Net increase (decrease)         716      395   103      50      108       262       289    1,414   121     1,963        33   5,454

Beginning of year             2,144    1,612   274   2,024    1,560       231         -    2,832   512     1,429         -  12,618
                             ------   ------  ----  ------   ------  --------  --------   ------  ----    ------  -------- -------
End of year                  $2,860   $2,007  $377  $2,074   $1,668      $493      $289   $4,246  $633    $3,392       $33 $18,072
                             =======  ======  ====  ======   ======  ========  ========   ======  ====    ======= ======== =======


The accompanying notes are an integral part of the financial statements.



RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information for the period ended December 31, 1997
(Thousands of Dollars)

                                                                                                          Non-Par-
                                                                                                          ticipant
                                                                  Participant Directed                    Directed
                              --------------------------------------------------------------------------  --------
                              Basic  Capi-                  Retir   Inter-   CTE    Cable   RCN            RCN
                              Value  tal    Bond  Growth   Preser    Natl   Common  Common  Common  Loan   Common   Clear
                              Fund   Fund   Fund   Fund     Fund     Fund   Stock   Stock   Stock   Fund   Stock    Fund    Total
                              -----  -----  ----  ------  -------  -------  ------  ------  ------  ----  --------  -----  --------

Additions to net assets
  attributed to:
   Investment income:
     Net apprec (deprec)
       in fair value of
       investments             $202    $92    $3    $(29)       -     $(10)   $165    $266    $374     -    $1,048      -   $2,111
     Interest/dividends          77     67     4     138      $23        3       -       -       -    $8         -      -      320
   Contributions:
     Participant's contrib-
       tions                    107     96    26     186       62       48       -       -     106     -         -      -      631
     Employer's contribution      -      -     -       -        -        -       -       -       -     -       306      -      306
       Rollovers                  3      -     -       -        -        -       -       -       2     -         -      -        5
                              -----  -----  ----  ------  -------  -------  ------  ------  ------  ----  --------  -----  -------
     Total additions            389    255    33     295       85       41     165    $266     482     8     1,354      -    3,373
                              -----  -----  ----  ------  -------  -------  ------  ------  ------  ----  --------  -----  -------

Deductions from net assets
  attributed to:
  Benefits paid to
   participants                  (2)    (6)   (2)     (7)      (1)      (1)      -        -     (5)    -       (13)     -     (37)
  Administrative expenses         -      -     -       -        -        -       -        -     (1)    -         -      -      (1)
                              -----  -----  ----  ------  -------  -------  ------  ------- ------  ----  --------  -----  ------
Total deductions                 (2)    (6)   (2)     (7)      (1)      (1)      -        -     (6)    -       (13)     -     (38)
                              -----  -----  ----  ------  -------  -------  ------  ------- ------  ----  --------  -----  ------
Net increase (decrease)
  prior to interfund
  transfers                     387    249    31     288       84       40     165      266    476     8     1,341      -   3,335

Interfund transfers             (51)   (19)  (17)   (149)    (137)     (27) (1,161)    (349) 1,874    36         -      -       -
Affiliated plan transfers     1,808  1,382   260   1,885    1,613      218     996       83    482   468        88      -   9,283
                              -----  -----  ----  ------  -------  -------  ------  ------- ------  ----  --------  -----  ------

Net increase (decrease)       2,144  1,612   274   2,024    1,560      231       -        -  2,832   512     1,429      -  12,618
                             ------ ------  ----  ------   ------  -------  ------  ------- ------  ----  --------  ----- -------
End of year                  $2,144 $1,612  $274  $2,024   $1,560     $231  $    -    $   - $2,832  $512    $1,429  $   - $12,618
                             ====== ======  ====  ======   ======  =======  ======  ======= ======  ====  ========  ===== =======

The accompanying notes are an integral part of the financial statements.

RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
Notes to Financial Statements
(Thousands of Dollars)


 1.     Description of Plan:

The following brief description of RCN Savings and Stock Ownership Plan, formed on October 1, 1997 (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)     General:

The Plan is a defined contribution plan covering substantially all employees of RCN Corporation and its subsidiaries (the "Company"), who have attained the age of twenty-one and have three months of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan was formed for the benefit of employees of the Company as a consequence of the distribution of common stock of RCN Corporation by C-TEC Corporation ("C-TEC"), the Company's former parent. As part of C-TEC's restructuring, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. In connection with the formation of the Plan and the restructuring, assets amounting to $9,282 were transferred to the Plan.

(b)     Contributions:

Each year, participants may contribute between 1% and 15% of their annual compensation. For the Plan years ended December 31, 1998 and 1997, the statutory maximum reduction which participants may elect could not exceed $10 and $9.5, respectively.

Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified employee retirement plans. The Company contributes on behalf of each participant an amount not to exceed 100% of the first 3.5% of the participant's compensation. All Company contributions are used to purchase common stock of RCN.

Participants may change salary deferral elections as of each of the following entry dates (January 1, April 1, July 1 or October 1). Participants may change investment elections on a daily basis, subject to limitations on RCN stock.


(c)     Participant's Account:

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based upon participant's account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

(Thousands of Dollars)
1.      Description of Plan, continued:

(d)     Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions portion of their accounts plus earnings thereon is based on years of continuous service according to the following schedule:

                              Years of Service            Vested Percent

                                    1                           0%

                                    2                          25%

                                    3                          50%

                                    4                          75%

                                    5                         100%

(e)     Investment Options:

The investment programs of the Plan are as follows:

                Basic Value Fund:

This Merrill Lynch Fund invests primarily in stocks that appear undervalued, especially those selling at a discount from book value or at low price/earnings ratios. The investment goal is capital appreciation.

                Capital Fund:

This Merrill Lynch Fund provides for a return on investment based on the performance of a balanced investment in equity, debt, convertible, and money market securities.

                Bond Fund:

This Merrill Lynch Fund provides for a return on investment based on the performance of investment grade fixed income securities comprising the fund.

                Growth Fund:

This Merrill Lynch Fund provides for a return on investment based on the performance of equity securities comprising the fund.

(Thousands of Dollars)

                Retirement Preservation Trust Fund:

Invested in Merrill Lynch Trust account which is made up primarily of guaranteed investment contracts generally issued by an insurance company or a bank returning guaranteed principal and interest to the fund. A lesser portion of the fund is composed of high-quality money market investments.

                International Fund:

This Ivy Mackenzie Fund invests primarily in stocks of European, Pacific Basin and South American Markets. The investment goal is long-term capital appreciation.

                Alliance Quasar Fund:

This Alliance Fund invests in widely diversified portfolios of equity securities spread among many industries that offer the possibility of above-average earnings growth.

                RCN Common Stock:

Monies invested in this fund are used to purchase common stock of RCN
Corporation.

                Loan Fund:

The Fund represents the outstanding principal balance for all participant loans.

                Clearing Fund:

This Merrill Lynch Fund serves as a clearing fund representing unallocated funds.


(f)     Plan Benefits:

On termination of service due to death, disability or retirement a participant may elect to receive a lump sum distribution if the value of the participant's account is less than or equal to $5. If the value of the participant's account is greater than $5 and the participant rolled over money from a qualified plan, the participant may elect to have their benefit paid out in an annuity.

(Thousands of Dollars)

(f)     Plan Benefits, continued:

A participant may elect to have the lump-sum distribution be paid in cash or RCN Corporation common stock (from the Common Stock Fund). If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

(g)     Participant Loans:

Participants may borrow from their account the lesser of 50% of their vested account balance or $50. Loan transactions are treated as a transfer to
(from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are collateralized by the balance in the participants account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid through payroll deductions.

(h)     Forfeitured Accounts:

At December 31, 1998 forfeited nonvested accounts totaled $40. These accounts will be used to reduce future employer contributions. Also, in 1998, employer contributions were reduced by $0 from forfeited non-vested accounts.


2.     Summary of Significant Accounting Policies:

                Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting and incorporate the following significant accounting policies:

        (a)      Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

(Thousands of Dollars)

        (a)      Investment Valuation and Income Recognition, continued:

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        (b)     Expenses of the Plan:

Fees and other costs incurred are paid by the Plan, then allocated to each investment fund.

        (c)     Benefit Payments:

Benefit payments to participants are recorded when paid.

        (d)     Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        (e)     Risks and Uncertainties:

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(Thousands of Dollars)

3.     Plan Termination:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4.     Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

As described in Note 1, participants may choose to purchase common stock of RCN Corporation, the Plan Sponsor. During 1998, purchases of $2,862 were made, and proceeds of $440 were received from sales of RCN Corporation's common stock.


5.     Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1999 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and Plan's tax counsel believe that the Plan was operated in compliance with the applicable requirements of the IRC.


6.     Plan Mergers:

During 1998, defined contribution plans of two acquired companies, Erol's Internet, Inc. and Ultranet Communications, Inc., were merged with and into the Plan. In connection with the merger, assets amounting to $424 were transferred to the Plan.

RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
(Thousands of Dollars)

Item 27(a) - Schedule of Assets Held for Investment Purposes
December 31, 1998



(a)         (b)                      (c)                               (d)           (e)
                                                                                   Current
     Identity of Issue        Description of Asset                     Cost         Value
---  -----------------------  ----------------------------------   -----------   ----------

*    Merrill Lynch            Basic Value Fund                          $2,604       $2,813
                              Capital Fund                               1,911        1,975
                              Bond Fund                                    366          371
                              Growth Fund                                2,585        2,040
                              Retirement Preservation Fund               1,641        1,641
                              International Fund                           483          485
                              Alliance Quasar Fund                         313          284
                              Clearing Fund                                 33           33

*    RCN Common Stock         Shares of RCN Common Stock                 5,288        7,465

*    Participants' Notes      Participants' loans with interest
                               rates from 8.25% to 8.5% with
                               maturity dates from 1999 to 2028              -          633
                                                                   -----------  -----------
                                   Total                               $15,225      $17,740
                                                                   ===========  ===========

* Party-in-interest


RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
(Thousands of Dollars, Except Transaction Data)

Item 27(d) - Schedule of Reportable Transactions for the year ended December 31, 1998

      (a)                      (b)                                    (c)          (d)        (e)         (f)          (g)
                                                   Number of        Purchase     Selling                 Current    Net Gain
Identity of Party       Description of Asset      Transactions       Price        Price       Cost        Value       Loss
--------------------    -----------------------   ------------     ----------   --------  ----------    ----------  --------
Merrill Lynch*          Basic Value Fund              149              $1,069          -      $1,069        $1,069         -
                        Basic Value Fund              161                   -       $425         394             -       $31
                        Capital Fund                  150                 670          -         670           670         -
                        Capital Fund                  171                   -        274         259             -        15
                        Growth Fund                   158               1,104          -       1,104         1,104         -
                        Growth Fund                   207                   -        488         549             -       (61)
                        Retirement Preservation Fund  264                 521          -         521           521         -
                        Retirement Preservation Fund  112                   -        360         360             -         -
                        Clearing Fund                 112                 830          -         830           830         -
                        Clearing Fund                 112                   -        806         806             -         -

RCN Corporation*        Shares of RCN Common Stock    239               2,862          -       2,862         2,862         -
                        Shares of RCN Common Stock    169                   -        440         335             -       105


*Party-in-interest


RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
(Thousands of Dollars)

Item 27(a) - Schedule of Assets Held for Investment Purposes
December 31, 1997


(a)             (b)                          (c)                       (d)             (e)
                                                                                      Current
          Identity of Issue         Description of Asset               Cost            Value
---  -----------------------------  -----------------------------   -----------     -----------
*         Merrill Lynch             Basic Value Fund                     $1,930         $ 2,123
                                    Capital Fund                          1,501           1,592
                                    Bond Fund                               266             269
                                    Growth Fund                           2,029           1,988
                                    Retirement Preservation Fund          1,547           1,547
                                    International Fund                      231             222
                                    Clearing Fund                           195             195

*         RCN Common Stock          Shares of RCN Common Stock            2,766           4,172

*         Participants' Notes       Participants' loans with
                                     interest rates from 8.25%
                                     to 8.5% with maturity dates
                                     from 1998 to 2027                       -              512
                                                                  ------------     ------------
                                            Total                      $10,465         $ 12,618
                                                                  ============     ============

*Party-in-interest


RCN CORPORATION
RCN SAVINGS & STOCK OWNERSHIP PLAN
(Thousands of Dollars, Except Transaction Data)


Item 27(d) - Schedule of Reportable Transactions for the year ended December 31, 1997

      (a)                      (b)                                    (c)          (d)        (e)         (f)          (g)
                                                   Number of        Purchase     Selling                 Current    Net Gain
Identity of Party       Description of Asset      Transactions       Price        Price       Cost        Value       Loss
---------------------   ------------------------  ------------     -----------  --------  ----------    ----------  --------
Merrill Lynch*          Basic Value Fund               21               $  176         -      $  176         $ 176         -
                        Basic Value Fund               31                    -      $ 61          54             -       $ 7
                        Capital Fund                   26                  153         -         153           153         -
                        Capital Fund                   34                    -        36          35             -         1
                        Bond Fund                      17                   27         -          27            27         -
                        Bond Fund                      19                    -        20          20             -         -
                        Growth Fund                    30                  337         -         337           337         -
                        Growth Fund                    33                    -        207        193             -        14
                        Retirement Preservation Fund   54                   90          -         90            90         -
                        Retirement Preservation Fund   26                    -        156        156             -         -
                        Clearing Fund                  17                1,790          -      1,790         1,790         -
                        Clearing Fund                  18                   -       1,790      1,790             -         -

RCN Corporation*        Shares of RCN Common Stock     44                2,228          -      2,228         2,228         -
                        Shares of RCN Common Stock     37                   -          49         32             -        17

C-TEC Corporation*      Shares of C-TEC Common Stock    2                   -       1,161        996             -       165


Cable Michigan, Inc.*   Cable Michigan Common Stock     1                   -         349         83             -       266


*Party-in-interest

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  RCN SAVINGS & STOCK
                                  OWNERSHIP PLAN


DATE: June 29, 1999               By /s/ Michael J. Mahoney
                                     -----------------------
                                     Michael J. Mahoney
                                     President & COO